UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Summit Midstream Partners, LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
866142409
(CUSIP Number)
February 1, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule* is filed:

	[  ]  Rule 13d-1(b)

	[X]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s* initial filing on this form with respect to the subject class of securities,* and for any subsequent amendment containing information which would alter the* disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be* deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange* Act of 1934 (?Act?) or otherwise subject to the liabilities of that section* of the Act but shall be subject to all other provisions of the Act (however,* see the Notes).


SCHEDULE 13G
CUSIP No.
866142409

1
Names of Reporting Persons

First Pecos, LLC
2
Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[X]
3
SEC Use Only


4
Citizenship or Place of Organization

Texas
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  309,259

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  309,259

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

309,259
10
Check box if the aggregate amount in row (9) excludes certain shares*
 (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

5.1
12
Type of Reporting Person (See Instructions)

CO


Item 1.
(a)	Name of Issuer:  Summit Midstream Partners, LP
(b)	Address of Issuer?s Principal Executive Offices:
	910 Louisiana Street, Suite 4200
	Houston, TX  77002
Item 2.
(a) Name of Person Filing:  First Pecos, LLC
(b) Address of Principal Business Office or, if None, Residence:
401 South LaSalle Street, Suite 203
Chicago, IL  60605
(c) Citizenship:  Texas
(d) Title and Class of Securities:  Common Units
(e) CUSIP No.:  866142409
Item 3.
              NOT APPLICABLE.
Item 4.	     Ownership
(a)	Amount Beneficially Owned:  309,259
 (b)	Percent of Class:  5.1
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:  309,259
	(ii)	Shared power to vote or to direct the vote:  0
(iii) Sole power to dispose or to direct the disposition of:  309,259
(iv) Shared power to dispose or to direct the disposition of:  0
Item 5.	Ownership of Five Percent or Less of a Class.
	NOT APPLICABLE.
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
	NOT APPLICABLE.

Item 7.	Identification and classification of the subsidiary which acquired*
 the security being reported on by the parent holding company or control*
 person.
	NOT APPLICABLE.
Item 8.	Identification and classification of members of the group.
	NOT APPLICABLE.
Item 9.	Notice of Dissolution of Group.
	NOT APPLICABLE.
Item 10.	Certification.
	By signing below I certify that, to the best of my knowledge and belief, the*
 securities referred to above were not acquired and are not held for the*
 purpose of or with the effect of changing or influencing the control of the*
 issuer of the securities and were not acquired and are not held in connection*
 with or as a participant in any transaction having that purpose or effect,*
 other than activities solely in connection with a nomination under*
 ? 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify* that the information set forth in this statement is true, complete and* correct.
Dated: February 5, 2021

FIRST PECOS, LLC

Signed:	 /s/ John Connolly
Name:  John Connolly
Title:  Authorized Signatory
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